SCHEDULE 13G
CUSIP NO. 81688A106                                            PAGE 1 OF 9 PAGES


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                                  SENDTEC, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                    81688A106
                                 (CUSIP Number)

                                November 17, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 81688A106                                            PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Alexandra Global Master Fund Ltd.
                 98-0448776

--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ] (See Item 6)

--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 British Virgin Islands
--------------------------------------------------------------------------------
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------------
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               5,119,458 shares of Common Stock (See Item 4)
        WITH:          ---------------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                       ---------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            5,119,458 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,119,458 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                                [ ]

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.99% (See Item 4)
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
--------------------------------------------------------------------------------

SCHEDULE 13G
CUSIP NO. 81688A106                                            PAGE 3 OF 9 PAGES

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Alexandra Investment Management, LLC
                 13-4092583

--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ] (See Item 6)

--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------------------------------------------------------------------
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY          --------------------------------------------------------
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               5,119,458 shares of Common Stock (See Item 4)
        WITH:           --------------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                        --------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            5,119,458 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,119,458 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                                [ ]

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.99% (See Item 4)
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 OO
--------------------------------------------------------------------------------

SCHEDULE 13G
CUSIP NO. 81688A106                                            PAGE 4 OF 9 PAGES

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Mikhail A. Filimonov
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ] (See Item 6)

--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.
--------------------------------------------------------------------------------
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------------
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               5,119,458 shares of Common Stock (See Item 4)
        WITH           ---------------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                       ---------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            5,119,458 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,119,458 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                                [ ]

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.99% (See Item 4)
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN
--------------------------------------------------------------------------------

SCHEDULE 13G
CUSIP NO. 81688A106                                            PAGE 5 OF 9 PAGES



Item 1(a).        Name of Issuer:

                  SendTec, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  877 Executive Center Drive West
                  Suite 300
                  St. Petersburg, Florida 33702


Item 2(a).        Names of Persons Filing:

                  Alexandra Global Master Fund Ltd. ("Alexandra")
                  Alexandra Investment Management, LLC ("Management") Mikhail A. Filimonov ("Filimonov")

Item 2(b).        Address of Principal Business Office:

                  Alexandra -- Citco Building, Wickams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands
                  Management -- 767 Third Avenue, 39th Floor, New York, New York 10017
                  Filimonov -- 767 Third Avenue, 39th Floor, New York, New York 10017

Item 2(c).        Place of Organization or Citizenship:

                  Alexandra -- British Virgin Islands
                  Management -- Delaware Filimonov - U.S.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.001 par value per share, of the Issuer (the "Common Stock")

Item 2(e).        CUSIP Number: 81688A106

Item 3. This Schedule is filed pursuant to Rule 13d-1(c) by Alexandra, Management and Filimonov

Item 4.           Ownership:

                  (a)   Amount Beneficially Owned:

                        Alexandra: 5,119,458 shares*
                        Management: 5,119,458 shares*
                        Filimonov: 5,119,458 shares*

                  (b)   Percent of Class:

                        Alexandra: 9.99%*
                        Management: 9.99%*
                        Filimonov: 9.99%*

                        (Based on 46,755,997 shares of Common Stock outstanding, as of November 13, 2006, as reported

SCHEDULE 13G
CUSIP NO. 81688A106                                            PAGE 6 OF 9 PAGES

                        by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006)

                  (c)   Number of Shares as to which the Person has:

                        (i)   sole power to vote or to direct the vote

                                                -0-

                        (ii)  shared power to vote or to direct the vote:

                              5,119,458 shares of Common Stock*

                        (iii) sole power to dispose or to direct the disposition
                              of
                                                -0-

                        (iv) shared power to dispose or to direct the disposition of

                              5,119,458 shares of Common Stock*


*The amounts reported as beneficially owned exclude certain shares of Common Stock. The shares of Common Stock reported as beneficially owned by Alexandra include shares of Common Stock which Alexandra has the right to acquire upon conversion of a 6% Senior Secured Convertible Debenture due 2008 of the Issuer (the "Debenture") and upon exercise of Common Stock Purchase Warrants (the "Warrants") to purchase Common Stock. The Debenture and the Warrants contain limitations on the conversion or exercise thereof which make the Debenture inconvertible to the extent the holder would upon conversion, beneficially own more than 9.99% of the Common Stock and the Warrants unexercisable to the extent the holder would upon exercise, beneficially own more than 4.99% of the Common Stock. The amount reported as beneficially owned is based on such limitations. In the absence of such limitations, the number of shares of Common Stock which Alexandra would have the right to acquire upon conversion of the Debenture would be 10,000,000 shares and the number of shares of Common Stock that Alexandra would have the right to acquire upon exercise of the Warrants would be 1,442,290 shares.

Management serves as investment advisor to Alexandra. By reason of such relationship, Management may be deemed to share voting and dispositive power over the shares of Common Stock owned by Alexandra. Management disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Alexandra or any other person reporting on this Schedule.

Filimonov serves as the Chairman, the Chief Executive Officer, a Managing Member and the Chief Investment Officer of Management. By reason of such relationships, Filimonov may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Management. Filimonov disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Management or any other person reporting on this Schedule.

Item 5.           Ownership of Five Percent or Less of a Class:

SCHEDULE 13G
CUSIP NO. 81688A106                                            PAGE 7 OF 9 PAGES



                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable


Item 8.           Identification and Classification of Members of the Group:

                  Not applicable


Item 9.           Notice of Dissolution of Group:

                  Not applicable


Item 10.          Certification:

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

      Exhibit I: Joint Filing Agreement, dated as of November 27, 2006, by and among Alexandra, Management and Filimonov.

SCHEDULE 13G
CUSIP NO. 81688A106                                            PAGE 8 OF 9 PAGES



                                    SIGNATURE

      By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: November 27, 2006

                    ALEXANDRA GLOBAL MASTER FUND LTD.

                    By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                        its Investment Advisor

                        By: /s/ Mikhail A. Filimonov
                        ----------------------------
                        Mikhail A. Filimonov
                        Title: Managing Member



                    ALEXANDRA INVESTMENT MANAGEMENT, LLC

                    By: /s/ Mikhail A. Filimonov
                    ----------------------------
                    Mikhail A. Filimonov
                    Title: Managing Member



                    /s/ Mikhail A. Filimonov
                    ----------------------------
                    Mikhail A. Filimonov